Subscribe   **Past Issues**   **Translate** ▼



Your Early-Access to Invest in Bepo Starts Now!

NOTE 1: We're resending the invite as some folks reported not receiving it.

NOTE 2: With perfect timing, the Wefunder platform has experienced some issues today! If you experienced an issue completing the payment step of the transaction, please click reply to let us know.

Hi <<First Name>>,

The moment has arrived! The early-access window for Bepo's **Community Investor Opportunity** is officially open on [Wefunder](#)! As a valued supporter, you can now invest in Bepo alongside seasoned angel investors.

"I invest in people and markets - in Bepo, I see both. I've invested in Ian before, had success, and am investing again here."
- Brendan Thomas, Angel Investor in Twitter, Square, AppDynamics.

Favorable early-bird investor terms are available for a limited time. Please visit the [Bepo Wefunder page](#) to review the terms and explore availability. We're excited to hear from you! If you've any questions, please reply to this email!

Thank you for believing in our mission,

Ian Sweeney & Frank Cassidy

EXPLORE BEPO INVESTMENT on WEFUNDER

Subscribe | Past Issues | Translate



Reg CF Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our mailing address is: Oakland, California, USA.